Filed by United Online, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FTD Group, Inc.
Subject Company’s Commission File No.: 001-32425

United Online Reports Second-Quarter Results

  Quarterly Net Growth of 288,000 Classmates Media Segment Pay Accounts
  Classmates Media Segment Revenues Increase 19% vs. Q2 2007
  Operating Income and Adjusted OIBDA Near High End of Guidance Despite Expensing $3.9 Million in Deferred Transaction-Related Costs Relating to Proposed IPO of Classmates Media Corporation

WOODLAND HILLS, Calif.--(BUSINESS WIRE)--United Online, Inc. (Nasdaq: UNTD), a leading provider of consumer Internet and media services, today reported financial results for its second quarter ended June 30, 2008.

“United Online posted another strong quarter, highlighted by revenues above our guidance range and adjusted OIBDA near the high end of guidance despite expensing $3.9 million in deferred transaction-related costs relating to the proposed IPO of our wholly-owned subsidiary, Classmates Media Corporation,” commented Mark R. Goldston, chairman, president and chief executive officer.

Goldston continued, “Our strong quarter again reflects impressive growth in the Classmates Media segment, where pay accounts at June 30, 2008 grew 41% versus June 30, 2007 and increased a net 288,000 during the second quarter. We have launched several feature enhancements during 2008 that are contributing to increased traffic and user-generated content on our social networking Web sites, underscored by growth in active accounts in the Classmates Media segment from 13.9 million in Q1 2008 to 15.1 million in Q2 2008. Our Communications segment, meanwhile, achieved record adjusted OIBDA as a percentage of segment revenues in the second quarter, exceeding 40% for the first time.”

“In addition to being well positioned to grow our Classmates Media segment and operate our Communications segment for profitability and cash flows, the proposed acquisition of FTD Group, Inc. (NYSE: FTD) will significantly increase and diversify our revenues and profitability,” Goldston said. “We are pleased to announce that we have executed definitive documentation for the $375 million term loan and $50 million revolver led by Wells Fargo Bank, National Association, and Wells Fargo Bank has informed us that they have completed their syndication of these loans. The term loan and revolver, along with our recently announced $60 million commitment from Silicon Valley Bank, represent all of the debt needed to consummate the acquisition of FTD. While the closing of these loan facilities remains subject to various conditions, we are optimistic that we will have all of the financing in place necessary to close the FTD acquisition.”

Q2 2008 GAAP and Non-GAAP Results Include Expensing of $3.9 Million in Deferred Transaction-Related Costs Relating to Proposed IPO of Classmates Media Corporation

In 2007, United Online commenced the process for an initial public offering (“IPO”) of Classmates Media Corporation (“CMC”). While it remains the company’s strategy to complete an IPO of CMC, the company believes the capital markets have not improved significantly since CMC withdrew its Form S-1 registration statement in December 2007 and, as previously disclosed, the company has concluded that it is unlikely that the proposed IPO will be completed before 2009. As a result, in the second quarter ended June 30, 2008 the company expensed $3.9 million in deferred transaction-related costs relating to the proposed IPO. Accordingly, GAAP operating income, adjusted OIBDA(1), segment income from operations, segment adjusted OIBDA(1), GAAP net income, and adjusted net income(2) in the quarter ended June 30, 2008, as presented in the following tables, include the $3.9 million ($2.5 million, or $0.03 per diluted share, net of tax) of expenses. The expensing of the $3.9 million in deferred transaction-related costs is included in the results of the Classmates Media segment and reflects costs that had been paid by the company in previous quarters.

Summary Results for Second Quarter Ended June 30, 2008:

The following table summarizes key financial results for the second quarter ended June 30, 2008:

	(in millions, except per share and account figures)
Financial Highlights	Q2 2008	Q2 2007	% Change
Classmates Media revenues	$57.0	$47.7	19%
Communications revenues	65.3	83.7	(22%)
Consolidated revenues	$122.3	$131.4	(7%)

GAAP operating income(a)	$22.0	$24.7	(11%)
Adjusted OIBDA(1)(a)	$37.6	$36.3	3%
Adjusted OIBDA as a % of
consolidated revenues(a)	30.7%	27.7%

GAAP net income(a)	$13.7	$16.2	(15%)
GAAP diluted net income per share(a)	$0.19	$0.23	(17%)

Adjusted net income(2)(a)	$21.3	$19.4	9%
Adjusted diluted net income per share(2)(a)	$0.29	$0.27	7%

Net growth in total pay accounts(3)	161,000	134,000	20%

  Classmates Media segment revenues were a record $57.0 million, an increase of 19% versus the year-ago quarter.
  Communications segment revenues were $65.3 million, a decline of 22% versus the year-ago quarter.
  GAAP operating income was $22.0 million(a), a decrease of 11% versus the year-ago quarter.
  Adjusted OIBDA(1) was $37.6 million(a), an increase of 3% versus the year-ago quarter.
  Adjusted OIBDA(1) expanded to 30.7%(a) of consolidated revenues from 27.7% of consolidated revenues in the year-ago quarter.
  GAAP diluted net income per share was $0.19(a), a decrease of 17% compared to the year-ago quarter, which reflects the $3.9 million ($2.5 million net of tax, or $0.03 per diluted share) of expenses relating to the proposed IPO of CMC, and a higher effective tax rate in the 2008 quarter than in the year-ago period due to the re-measurement of certain deferred tax assets in the quarter ended June 30, 2007 that reduced the effective tax rate in that period.
  Adjusted diluted net income per share(2) was $0.29(a), an increase of 7% compared to the year-ago quarter.
  Pay accounts(3) increased by a net 161,000, versus a net increase of 134,000 pay accounts in the year-ago quarter. Total pay accounts were 5.7 million at June 30, 2008.

(a) GAAP operating income, adjusted OIBDA(1), adjusted OIBDA as a % of consolidated revenues, GAAP net income, GAAP diluted net income per share, adjusted net income(2), and adjusted diluted net income per share(2) in the quarter ended June 30, 2008 were impacted by the $3.9 million ($2.5 million net of tax, or $0.03 per diluted share) of expenses relating to the proposed IPO of CMC.

Scott H. Ray, executive vice president and chief financial officer, commented, “Our disciplined approach to financial management, combined with solid execution of our marketing and product initiatives during the quarter, were key drivers of our strong results and helped the company deliver increased adjusted OIBDA both in absolute terms and as a percentage of consolidated revenues in the second quarter versus the year-ago period.”

Cash Flows, Balance Sheet and Dividend Highlights For Second Quarter Ended June 30, 2008:

  Cash flows from operations were $36.1 million, an increase of 1% versus the year-ago quarter.
  Free cash flow(4) was $31.9 million, an increase of 3% versus the year-ago quarter.
  Cash, cash equivalents and short-term investments at June 30, 2008 increased to a combined $240.0 million from $224.0 million at March 31, 2008, representing a net increase of $16.0 million during the quarter ended June 30, 2008.
  The company paid $14.9 million in cash dividends during the quarter.
  The company’s board of directors recently declared a regular quarterly cash dividend of $0.20 per share for the 14th consecutive quarter. The dividend is payable on August 29, 2008 to shareholders of record on August 14, 2008. As previously announced, following the closing of the proposed acquisition of FTD Group, Inc. (“FTD”), the company expects to decrease its regular quarterly cash dividend from $0.20 per share to $0.10 per share.

Segment Results for Second Quarter Ended June 30, 2008:

Classmates Media:

	(in millions, except percentages)
Financial Highlights	Q2 2008	Q2 2007	% Change
Billable services revenues	$34.1	$25.6	33%
Advertising revenues	22.9	22.1	3%
Segment revenues	$57.0	$47.7	19%
as a % of consolidated revenues	46.6%	36.3%

Segment income from operations(b)	$7.9	$6.1	30%
Segment adjusted OIBDA(1)(b)	$10.6	$7.0	52%
as a % of segment revenues(b)	18.7%	14.6%
  Segment revenues were a record $57.0 million, an increase of 19% versus the year-ago quarter, primarily due to continuing strong growth in segment pay accounts.
  The segment represented 46.6% of consolidated revenues in the second quarter, versus 36.3% in the year-ago quarter.
  Segment adjusted OIBDA(1) was $10.6 million(b), an increase of 52% versus the year-ago quarter.
  Segment adjusted OIBDA(1) increased to 18.7%(b) as a percentage of segment revenues versus 14.6% of segment revenues in the year-ago quarter.
  Pay accounts(3) increased by a net 288,000, up from net growth of 277,000 pay accounts in the year-ago quarter. Pay accounts as of June 30, 2008 were 3.8 million, a 41% increase from June 30, 2007 and a sequential quarter increase of 8% versus March 31, 2008.
  The segment represented 66.5% of total pay accounts(3) at June 30, 2008, compared to 63.3% at March 31, 2008 and 53.0% at June 30, 2007.
  Segment active accounts(3) were 15.1 million, an increase of 29% versus 11.7 million in the year-ago quarter, and a sequential increase of 9% versus 13.9 million in the quarter ended March 31, 2008.

(b) Segment income from operations, segment adjusted OIBDA(1) and segment adjusted OIBDA as a % of segment revenues in the quarter ended June 30, 2008 were impacted by the $3.9 million of expenses relating to the proposed IPO of CMC.

Communications:

	(in millions, except percentages)
Financial Highlights	Q2 2008	Q2 2007	% Change
Billable services revenues	$56.1	$71.5	(21%)
Advertising revenues	9.1	12.2	(25%)
Segment revenues	$65.3	$83.7	(22%)
as a % of consolidated revenues	53.4%	63.7%

Segment income from operations	$21.1	$27.0	(22%)
Segment adjusted OIBDA(1)	$26.9	$29.4	(8%)
as a % of segment revenues	41.3%	35.1%
  Segment revenues were $65.3 million, a decrease of 22% versus the year-ago quarter, primarily driven by a decrease in segment pay accounts.(3)
  The segment represented 53.4% of consolidated revenues in the second quarter, versus 63.7% in the year-ago quarter.
  Segment adjusted OIBDA(1) was $26.9 million, a decrease of 8% versus the year-ago quarter and up slightly from $26.8 million in the quarter ended March 31, 2008.
  Segment adjusted OIBDA(1) increased to a record 41.3% of segment revenues during the second quarter of 2008, reflecting the company’s continuing efforts in expense management and driving profitability and cash flows.
  Pay accounts(3) declined by a net 127,000 versus a net decline of 143,000 pay accounts in the year-ago quarter. Segment pay accounts at June 30, 2008 were 1.9 million.
  The segment represented 33.5% of total pay accounts(3) at June 30, 2008, compared to 36.7% at March 31, 2008 and 47.0% at June 30, 2007.

Business Outlook:

The following forward-looking information includes certain projections made by management as of the date of this press release. The company does not intend to revise or update this information and may not provide this type of information in the future. Due to a variety of factors, actual results may differ significantly from those projected. Factors include, without limitation, the factors referenced later in this announcement under the caption "Cautionary Information Regarding Forward-Looking Statements." These and other factors are discussed in more detail in the company's filings with the Securities and Exchange Commission.

Below is the company's initial guidance for the quarter ending September 30, 2008 and updated guidance for the year ending December 31, 2008, which excludes the impact of the proposed acquisition of FTD. The company currently anticipates that the proposed FTD acquisition will close during the third quarter of 2008.

Third-Quarter 2008 Guidance:

Third-Quarter 2008 (in millions)	Guidance
Revenues	$117.0 ─ $121.0
Adjusted OIBDA(1)	$34.0 ─ $38.0

Full-Year 2008 Guidance:

Full-Year 2008 (in millions)	Guidance	Prior Guidance
Adjusted OIBDA(1)	$149.0 ─ $154.0	$147.0 ─ $152.0

United Online has increased its 2008 guidance for operating income and adjusted OIBDA(1), despite expensing $3.9 million in deferred transaction-related costs in the quarter ended June 30, 2008 relating to the proposed IPO of CMC. The company continues to anticipate a decline in total revenues in 2008 when compared to 2007, as continued decreases in Communications segment revenues are expected to be partially offset by continued increases in Classmates Media segment revenues.

The table below reconciles the company’s guidance for operating income, a GAAP measure, to adjusted OIBDA(1).

Third-Quarter and Full-Year 2008	Q3 2008	FY 2008	Prior FY 2008
(in millions)	Guidance	Guidance	Guidance
GAAP Operating Income	$16.9 ─ $20.9	$82.3 ─ $87.3	$81.2 ─ $86.2
Depreciation	5.0	20.3	19.6
Amortization of intangible assets	2.2	9.3	10.2
Stock-based compensation	9.8	36.4	35.3
Restructuring charges	0.1	0.7	0.7
Adjusted OIBDA(1)	$34.0 ─ $38.0	$149.0 ─ $154.0	$147.0 ─ $152.0

(1) Adjusted operating income before depreciation and amortization (adjusted OIBDA) is defined by the company as operating income before depreciation; amortization; stock-based compensation; restructuring and related charges; and impairment of goodwill, intangible assets and long-lived assets. The company’s definition of adjusted OIBDA has been modified from time to time. Management believes that because adjusted OIBDA excludes (1) certain non-cash expenses (such as depreciation, amortization, stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the company's core operating results over time (such as restructuring and related charges), this measure provides investors with additional useful information to measure the company's financial performance, particularly with respect to changes in performance from period to period. Management uses adjusted OIBDA to measure the company's performance. The company's board of directors has used this measure in determining certain compensation incentives for certain members of the company's management. Adjusted OIBDA is not determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain tangible and intangible assets used in generating revenues in the company's business. Management evaluates the costs of such tangible and intangible assets through other financial activities such as evaluations of capital expenditures and purchase accounting. An additional limitation associated with this measure is that it does not include stock-based compensation expenses related to the company's workforce. Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations. A further limitation associated with the use of this measure is that it does not reflect the costs of restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets. Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges within its financial press releases and SEC filings, when applicable. An additional limitation associated with the use of this measure is that the term "adjusted OIBDA" does not have a standardized meaning. Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company's performance in relation to other companies. Management compensates for this limitation by presenting the most comparable GAAP measure, operating income, directly ahead of adjusted OIBDA within its financial press releases and by providing a reconciliation that shows and describes the adjustments made. A reconciliation to operating income is provided in the accompanying tables.

Adjusted OIBDA for each of the company's segments is defined by the company as segment income from operations, as set forth in the company's Forms 10-K and Forms 10-Q, before stock-based compensation, restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets. The company’s definition of adjusted OIBDA for each of the company’s segments has been modified from time to time. Management believes that because segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues exclude (1) certain non-cash expenses (such as stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the segment's core operating results over time (such as restructuring and related charges), these measures provide investors with additional useful information to evaluate the company's segment financial performance, particularly with respect to changes in performance from period to period. Segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues are not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation associated with this measure is that it does not include stock-based compensation expenses related to the company's workforce. Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations. A further limitation associated with the use of these measures is that they do not reflect the costs of restructuring and related charges and impairment charges related to an operating segment. Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges by segment within its financial press releases and SEC filings, when applicable. A reconciliation to segment income from operations, its most comparable GAAP financial measure, is provided in the accompanying tables.

(2) Adjusted net income is defined by the company as net income before the after-tax effect of: stock-based compensation; amortization of intangible assets; restructuring and related charges; impairment of goodwill, intangible assets and long-lived assets; and the cumulative effect of a change in accounting principle as a result of the adoption of SFAS 123R, and the re-measurement of certain deferred tax assets. Management believes that adjusted net income and adjusted diluted net income per share provide investors with additional useful information to measure the company's financial performance, particularly with respect to changes in performance from period to period, because these measures are exclusive of (1) certain non-cash expenses (such as stock-based compensation, amortization, the cumulative effect of change in accounting principle, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the company's core results over time (such as restructuring and related charges). Management also uses adjusted net income and adjusted diluted net income per share for this purpose. Adjusted net income and adjusted diluted net income per share are not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. The limitations of adjusted net income and adjusted diluted net income per share are that, similar to adjusted OIBDA, they do not include certain costs, and the terms “adjusted net income” and “adjusted diluted net income per share” do not have standardized meanings. Therefore, other companies may use the same or similarly named measures but exclude different items or use different computations, which may not provide investors a comparable view of the company's performance in relation to other companies. Management compensates for this limitation by presenting the most comparable GAAP measures, net income and diluted net income per share, directly ahead of adjusted net income and adjusted diluted net income per share within its financial press releases and by providing a reconciliation that shows and describes the adjustments made. Reconciliations to net income and diluted net income per share are provided in the accompanying tables.

(3) A pay account represents a unique billing relationship with a customer who subscribes to one or more of the company's services. A pay account does not equate to a unique subscriber since one subscriber could have several pay accounts. Classmates Media segment active accounts are defined as: all social networking pay accounts as of the date presented; the monthly average for the period of all free social networking accounts who have visited the company’s domestic or international social networking Web sites, excluding The Names Database, at least once during the period; and the monthly average for the period of all loyalty marketing members who have earned or redeemed points during such period. Communications segment active accounts are defined as all Communications pay accounts as of the date presented combined with the number of free Communications accounts (access and email users), excluding free Web hosting accounts, that logged on to the company’s services at least once during the preceding 31 days.

(4) Free cash flow is defined by the company as net cash provided by operating activities, less capital expenditures and including the excess tax benefits from stock-based compensation and cash paid for restructuring and related charges. Management believes that free cash flow provides investors with additional useful information to measure operating liquidity because it reflects the company's operating cash flows after investing in capital assets and prior to cash paid for restructuring and related charges. It also fully reflects the tax benefits realized by the company from stock-based compensation. This measure is used by management, and may also be useful for investors, to assess the company's ability to pay its quarterly dividend, repay debt obligations, generate cash flow for a variety of strategic opportunities, including reinvestment in the business, and effect potential acquisitions and share repurchases. Free cash flow is not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. A limitation of free cash flow is that it does not represent the total increase or decrease in cash during the period. An additional limitation associated with the use of this measure is that the term “free cash flow” does not have a standardized meaning. Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company's performance in relation to other companies. Management compensates for this limitation by presenting the most comparable GAAP measure, net cash provided by operating activities, directly ahead of free cash flow within its financial press releases and by providing a reconciliation that shows and describes the adjustments made. A reconciliation to net cash provided by operating activities is provided in the accompanying tables.

Investor Conference Call Today at 4:30 p.m. ET (1:30 p.m. PT):

United Online will host a conference call today at 4:30 p.m. ET (1:30 p.m. PT) to discuss its quarterly results. To participate, please dial 888-632-5006 (or 913-312-1379 outside the U.S.), and provide the confirmation code, 3234702. A live webcast of the call, along with a presentation containing financial highlights for the quarter ended June 30, 2008, can also be accessed through the “investors” section of the company's Web site located at www.unitedonline.com. The presentation and a replay of the broadcast will be available on the site for seven days, or by dialing 888-203-1112 (or 719-457-0820 outside of the U.S.) and the confirmation code, 3234702.

About United Online:

United Online, Inc. (Nasdaq: UNTD) is a leading provider of consumer Internet and media services. The company's Classmates Media services include online social networking (Classmates) and online loyalty marketing (MyPoints). Its Communications services include Internet access (NetZero, Juno) and email. United Online is headquartered in Woodland Hills, CA, with offices in Renton, WA; San Francisco, CA; Schaumburg, IL; Fort Lee, NJ; Erlangen, Germany; and Hyderabad, India. For more information about United Online, please visit www.unitedonline.com.

Cautionary Information Regarding Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on current expectations, estimates and projections about the company’s operations, industry, financial condition, performance and results of operations. Statements containing words such as "guidance," "may," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," and "estimate" or similar expressions constitute forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements include, without limitation, expectations regarding future: financial performance; depreciation and amortization; stock-based compensation; dividends; restructuring and related charges; business strategies and product plans of the company; and statements regarding the anticipated impact or benefits of pending acquisitions, including the proposed acquisition of FTD Group, Inc. (“FTD”), and other transactions described or referenced herein. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. Reported results should not be considered an indication of future performance. Potential risks and uncertainties include, among others: the effect of competition; the company's inability to retain its free and pay accounts and the rate at which free and pay accounts sign up for or use the company's services; changes in pay accounts and the mix of pay accounts; the company’s inability to increase or maintain its advertising revenues; the effects of changes in marketing expenditures or shifts in marketing expenditures; the effects of seasonality; changes in stock-based compensation; changes in amortization or depreciation due to a variety of factors; potential write down, reserve against or impairment of assets including receivables, goodwill, intangibles or other assets including capitalized transaction-related costs associated with the proposed acquisition of FTD; that the company will incur additional restructuring and related charges or currently anticipated restructuring and related charges will be greater than anticipated; risks associated with the commercialization of new services; the company’s ability to enforce or defend its ownership and use of intellectual property; changes in tax laws, the company's business or other factors that would impact anticipated tax benefits; the company's ability to successfully identify, consummate and integrate acquisitions, including the proposed acquisition of FTD; the failure to satisfy any of the conditions, including the financing condition, to complete the proposed acquisition of FTD; the failure to obtain financing to complete the proposed acquisition of FTD; the failure of the proposed acquisition of FTD to be accretive when anticipated, if ever; the outcome of any litigation or judicial actions that have been or may be instituted against the company, FTD or others relating to the proposed acquisition of FTD; upon consummation of the proposed acquisition of FTD, the company’s ability to develop successful marketing initiatives, products and services, improve the overall performance of the FTD business and apply the company’s experience to maintain and build upon the FTD brand; the inability to successfully integrate the businesses and operations of the company and FTD; the failure to achieve cost savings and other benefits from the proposed acquisition of FTD; the impact of, and restrictions associated with, the debt incurred in connection with the proposed acquisition of FTD, including an adverse change in the ratings afforded to the company, FTD or their credit facilities or debt securities, as applicable, by rating agencies or a lower rating afforded to the combined company’s debt securities; the costs of the proposed acquisition of FTD being greater than anticipated; unanticipated delays as a result of regulatory issues or other factors; risks associated with the combined business and other effects of, and the timing of, the proposed acquisition of FTD; the company’s ability to obtain additional financing; problems associated with the company's operations, systems or technologies; the company's ability to retain key customers and key personnel; risks associated with litigation and governmental regulation; the effects of discontinuing or discontinued business operations; changes in general economic and marketing conditions and laws; as well as the risk factors relating to each of the company and FTD as disclosed in the company’s and FTD’s respective filings with the Securities and Exchange Commission (“SEC”). In addition, the payment of future dividends and any possible share repurchases are discretionary and will be subject to determination by the company’s Board of Directors each quarter and from time to time following its review of the company’s financial performance and other factors. For example, a change in the company's business needs including working capital and funding for acquisitions, including the proposed acquisition of FTD, or a change in tax laws relating to dividends, could cause the company’s Board of Directors to decide to cease the payment of or reduce the dividend in the future. In addition, the company's ability to pay dividends may be restricted as a result of the terms of the indebtedness which the company anticipates incurring in connection with the proposed acquisition of FTD. From time to time, the company considers acquisitions or divestitures that, if consummated, could be material. Forward-looking statements regarding financial metrics are based upon the assumption that no such acquisition, including the proposed acquisition of FTD, or divestiture is consummated during the relevant periods. If an acquisition or divestiture were consummated, actual results could differ materially from any forward-looking statements. More information about potential factors that could affect the company's business and financial results is included in the company's annual and quarterly reports filed with the SEC (http://www.sec.gov), including, without limitation, information under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this release. The company does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

The company has filed with the SEC a Registration Statement on Form S-4 and a related proxy statement of FTD and prospectus of the company and other relevant materials in connection with the proposed FTD acquisition. Investors and stockholders are urged to read the proxy statement/prospectus and Registration Statement, and any and all amendments or supplements thereto, because they contain important information about the proposed FTD acquisition, including risk factors relating to the proposed acquisition, the FTD business, and the company's proposed financing of the acquisition. Investors and stockholders may obtain a free copy of the proxy statement/prospectus and Registration Statement, as well as other documents filed by the company with the SEC, at the SEC's Web site at www.sec.gov. Investors and stockholders may also obtain a free copy of the proxy statement/prospectus and Registration Statement and the respective filings with the SEC directly from the company by directing a request to Erik Randerson at (818) 287-3350.

UNITED ONLINE, INC.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Quarter Ended June 30,
	2008	2007

Revenues	$122,273	$131,417
Operating expenses:
Cost of revenues(a)	26,830	30,409
Sales and marketing(a)	35,809	42,712
Technology and development(a)	12,521	13,065
General and administrative(a)	22,774	16,900
Amortization of intangible assets	2,022	3,204
Restructuring charges	357	394
Total operating expenses	100,313	106,684

Operating income	21,960	24,733

Interest and other income, net	1,947	1,881
Interest expense	(379)	(372)

Income before income taxes	23,528	26,242
Provision for income taxes	9,790	10,034
Net income	$13,738	$16,208

Basic net income per share	$0.20	$0.24

Diluted net income per share	$0.19	$0.23

Shares used to calculate basic net income per share	68,853	66,685
Shares used to calculate diluted net income per share	70,492	69,351
Shares outstanding at end of period	69,037	67,462

(a) Stock-based compensation was allocated as follows:
Cost of revenues	$174	$254
Sales and marketing	1,805	943
Technology and development	1,311	1,211
General and administrative	4,851	366
Total stock-based compensation	$8,141	$2,774

UNITED ONLINE, INC.
Unaudited Reconciliations of Non-GAAP Financial Data
(in thousands)

Unaudited Reconciliation of Operating Income to Adjusted OIBDA(1)

	Quarter Ended June 30,
	2008	2007
Operating income	$21,960	$24,733
Depreciation	5,086	5,234
Amortization of intangible assets	2,022	3,204
Operating income before depreciation and amortization	29,068	33,171
Stock-based compensation	8,141	2,774
Restructuring charges	357	394
Adjusted operating income before depreciation and amortization	$37,566	$36,339

Unaudited Reconciliation of Segment Income from Operations to Segment Adjusted OIBDA(1)

	Quarter Ended June 30,
	2008	2007
Classmates Media:
Segment income from operations	$7,937	$6,122
Stock-based compensation	2,708	863
Segment adjusted operating income before depreciation and amortization	$10,645	$6,985

Communications:
Segment income from operations	$21,131	$27,049
Stock-based compensation	5,433	1,911
Restructuring charges	357	394
Segment adjusted operating income before depreciation and amortization	$26,921	$29,354

UNITED ONLINE, INC.
Unaudited Reconciliation of Net Income to Adjusted Net Income(2)
(in thousands, except per share amounts)

	Quarter Ended June 30,
	2008	2007

Net income	$13,738	$16,208
Add (deduct):
Stock-based compensation	8,141	2,774
Amortization of intangible assets	2,022	3,204
Restructuring charges	357	394
	24,258	22,580

Income tax effect of adjusting entries	(3,001)	(2,483)
Re-measurement of certain deferred tax assets	-	(658)
Adjusted net income	$21,257	$19,439

Basic net income per share	$0.20	$0.24
Diluted net income per share	$0.19	$0.23

Adjusted basic net income per share	$0.31	$0.29
Adjusted diluted net income per share	$0.29	$0.27

Shares used to calculate basic net income per share	68,853	66,685
Shares used to calculate diluted net income per share	70,492	69,351

Shares used to calculate adjusted basic net income per share	68,853	66,685
Shares used to calculate adjusted diluted net income per share(a)	73,020	70,873

(a) Includes the adjustment of shares used to calculate diluted net income per share resulting from the elimination of stock-based compensation.

UNITED ONLINE, INC.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	June 30, 2008	December 31, 2007

ASSETS
Cash, cash equivalents and short-term investments	$239,990	$218,307
Accounts receivable, net	26,894	28,765
Deferred tax assets, net	64,674	64,609
Property and equipment, net	36,489	39,570
Goodwill and intangible assets, net	168,342	173,267
Other assets	26,875	27,875
Total assets	$563,264	$552,393

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$37,161	$38,095
Accrued liabilities	19,872	30,586
Member redemption liability	26,688	24,560
Deferred revenue	76,064	67,777
Capital leases	5	13
Other liabilities	10,904	10,734
Total liabilities	170,694	171,765

Stockholders' equity	392,570	380,628

Total liabilities and stockholders' equity	$563,264	$552,393

UNITED ONLINE, INC.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Quarter Ended June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,738	$16,208
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and stock-based compensation	15,249	11,212
Provision for doubtful accounts receivable	268	1,299
Deferred taxes and other	296	1,250
Tax benefits from stock-based compensation	148	2,541
Excess tax benefits from stock-based compensation	(38)	(1,665)
Change in operating assets and liabilities:
Accounts receivable	(1,933)	(819)
Other assets	865	(3,264)
Accounts payable and accrued liabilities	1,326	3,412
Member redemption liability	2,932	1,636
Deferred revenue	3,250	4,046
Other liabilities	(10)	(16)
Net cash provided by operating activities	36,091	35,840

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,457)	(6,766)
Purchases of short-term investments	(51,110)	(85,014)
Proceeds from maturities of short-term investments	25,315	22,275
Proceeds from sales of short-term investments	5,250	42,266
Cash paid for proposed acquisition	(2,483)	-
Proceeds from sales of assets, net	20	7
Net cash used for investing activities	(27,465)	(27,232)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(4)	(4)
Proceeds from exercises of stock options	349	4,954
Proceeds from employee stock purchase plan	2,576	3,485
Repurchases of common stock	(962)	(1,125)
Payments for dividends	(14,900)	(14,447)
Excess tax benefits from stock-based compensation	38	1,665
Net cash used for financing activities	(12,903)	(5,472)

Effect of exchange rate changes on cash and cash equivalents	(153)	(23)

Change in cash and cash equivalents	(4,430)	3,113
Cash and cash equivalents, beginning of period	118,097	16,585
Cash and cash equivalents, end of period	$113,667	$19,698

UNITED ONLINE, INC.
Unaudited Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(4)
(in thousands)

	Quarter Ended June 30,
	2008	2007
Net cash provided by operating activities	$36,091	$35,840
Add (deduct):
Capital expenditures	(4,457)	(6,766)
Excess tax benefits from stock-based compensation	38	1,665
Cash paid for restructuring charges	276	394
Free cash flow	$31,948	$31,133

UNITED ONLINE, INC.
Unaudited Segment Information(a)
(in thousands)

	Quarter Ended June 30, 2008
	Classmates Media	Communications	Total

Billable services	$34,134	$56,134	$90,268
Advertising	22,879	9,126	32,005
Total revenues	57,013	65,260	122,273

Operating expenses:
Cost of revenue	11,539	15,291	26,830
Sales and marketing	20,985	14,824	35,809
Technology and development	5,496	7,025	12,521
General and administrative	13,144	9,630	22,774
Amortization of intangible assets	1,760	262	2,022
Restructuring charges	-	357	357
Total operating expenses	52,924	47,389	100,313

Operating income	4,089	17,871	21,960

Depreciation	2,088	2,998	5,086
Amortization of intangible assets	1,760	262	2,022
Operating income before depreciation and amortization	7,937	21,131	29,068
Stock-based compensation	2,708	5,433	8,141
Restructuring charges	-	357	357
Adjusted operating income before depreciation and amortization	$10,645	$26,921	$37,566

	Quarter Ended June 30, 2007
	Classmates Media	Communications	Total

Billable services	$25,632	$71,493	$97,125
Advertising	22,108	12,184	34,292
Total revenues	47,740	83,677	131,417

Operating expenses:
Cost of revenue	10,312	20,097	30,409
Sales and marketing	20,874	21,838	42,712
Technology and development	4,124	8,941	13,065
General and administrative	8,233	8,667	16,900
Amortization of intangible assets	2,743	461	3,204
Restructuring charges	-	394	394
Total operating expenses	46,286	60,398	106,684

Operating income	1,454	23,279	24,733

Depreciation	1,925	3,309	5,234
Amortization of intangible assets	2,743	461	3,204
Operating income before depreciation and amortization	6,122	27,049	33,171
Stock-based compensation	863	1,911	2,774
Restructuring charges	-	394	394
Adjusted operating income before depreciation and amortization	$6,985	$29,354	$36,339

(a) Segment results for the quarter ended June 30, 2007 have been adjusted to conform with the current segment reporting structure, which was modified in Q4 2007.

UNITED ONLINE, INC.
Unaudited Selected Quarterly Historical Key Metrics (a)

	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007

Consolidated:
Total pay accounts(b) (in thousands)	5,725	5,564	5,349	5,239	5,118
Number of employees at end of period	893	908	928	999	985

Classmates Media:
Segment revenues(d) (in thousands)	$57,013	$51,884	$53,273	$49,972	$47,740
% of Total revenues	46.6%	42.6%	42.5%	39.4%	36.3%

Pay accounts (in thousands)	3,809	3,521	3,199	2,983	2,710
% of Total pay accounts	66.5%	63.3%	59.8%	56.9%	53.0%

Segment active accounts(c) (in millions)	15.1	13.9	12.6	12.8	11.7

Communications:
Segment revenues(d) (in thousands)	$65,260	$69,927	$72,137	$76,853	$83,677
% of Total revenues	53.4%	57.4%	57.5%	60.6%	63.7%

Pay accounts(b) (in thousands):
Access	1,560	1,682	1,786	1,886	2,016
Other	356	361	364	370	392
Total Communications pay accounts(b)	1,916	2,043	2,150	2,256	2,408
% of Total pay accounts	33.5%	36.7%	40.2%	43.1%	47.0%

Segment active accounts(e) (in millions)	2.9	3.1	3.3	3.5	3.7

(a) More information on the financial results for these quarters can be found in the company's filings with the Securities and Exchange Commission.

(b) Growth in pay accounts during the quarter ended September 30, 2007 includes a loss of 18,000 pay accounts resulting from the company's decision to exit the photo sharing business. Growth in pay accounts during the quarter ended December 31, 2007 includes a loss of 6,000 pay accounts resulting from the company's decision to exit the VoIP business.

(c) Classmates Media active accounts represent: all social networking pay accounts as of the date presented; the monthly average for the period of all free social networking accounts who have visited the company's domestic or international social networking Web sites, excluding The Names Database, at least once during the period; and the monthly average for the period of all loyalty marketing members who have earned or redeemed points during such period.

(d) Historical segment results for all periods have been adjusted to conform with the current segment reporting structure, which was modified in Q4 2007.

(e) Communications segment active accounts are defined as all Communications pay accounts as of the date presented combined with the number of free Communications accounts (access and email users), excluding free Web hosting accounts, that logged on to the company’s services at least once during the preceding 31 days.

CONTACT:
United Online, Inc.
Investors:
Erik Randerson, CFA, 818-287-3350
investor@untd.com
or
Press:
Scott Matulis, 818-287-3388
pr@untd.com